Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
“Sibanye-Stillwater” or “the Group” or “the Company”)
Website: www.sibanyestillwater.com

Sibanye-Stillwater’s response to Appian Capital public statements

Johannesburg, 2 March 2022: Sibanye-Stillwater, (Tickers JSE: SSW and
NYSE: SBSW) in compliance with paragraphs 3.63 to 3.74 of the JSE
Limited Listings Requirements, discloses the following:

We understand that Appian has made public statements concerning the
Santa Rita termination that we announced to the market on 24 January
2022, in an apparent effort to disrupt the announcement of our results, and to engage in litigation via the media.

We reject both Appian’s apparent strategy, and the substance of its comments. Its public characterisation of the geotechnical event experienced at Santa Rita is both superficial and wrong.

As Appian is aware, disputes arising from recent events are to be resolved by the English High Court. If Appian decides to commence proceedings, we shall vigorously defend our position and are confident that we will prevail.
In the meantime, we do not intend to comment publicly each time Appian attempts to disrupt the public or market perception of Sibanye-
Stillwater.

Ends.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Forward looking statements
The information in this document may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private
Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s
(“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.
All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect”,
“plan”, “anticipate” and words of similar meaning. By their nature, forward-
looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation,
Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations;
Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold and PGMs; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the occurrence of labour disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on
Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience;
power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; the regional concentration of
Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology and communications systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the
Integrated Annual Report 2020 and the Annual Report on Form 20-F for the fiscal year ended 31 December 2020.
These forward-looking statements speak only as of the date of the content.
Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.